SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 10, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 2013 results

São Paulo, March 28, 2014 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the the fiscal year 2013. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2012.

1. Financial highlights

								R$ million
	4Q12	4Q13	Chg. (R$)%		2012	2013	Chg. (R$)%
(+) Gross operating revenue	2,425.8	2,520.5	94.7	3.9	8,926.7	9,540.0	613.3	6.9
(+) Construction revenue	723.5	740.9	17.4	2.4	2,464.5	2,444.8	(19.7)	(0.8)
(-) COFINS and PASEP taxes	175.4	159.5	(15.9)	(9.1)	653.6	669.2	15.6	2.4
(=) Net operating revenue	2,973.9	3,101.9	128.0	4.3	10,737.6	11,315.6	578.0	5.4
(-) Costs and expenses	1,439.0	1,516.0	77.0	5.4	5,450.2	5,788.0	337.8	6.2
(-) Cunstruction costs	710.4	725.8	15.4	2.2	2,414.4	2,394.5	(19.9)	(0.8)
(+) Equity result	(2.9)	0.9	3.8	(131.0)	(6.5)	2.4	8.9	136.9
(+) Other operating revenue/expenses	9.5	(18.7)	(28.2)	(296.8)	(23.2)	3.3	26.5	114.2
(=) Earnings before financial result, income tax and social contribution	831.1	842.3	11.2	1.3	2,843.3	3,138.8	295.5	10.4
(+) Net financial	100.0	(183.4)	(283.4)	(283.4)	(295.7)	(483.2)	(187.5)	63.4
(=) Earnings before income tax and social contribution	931.1	658.9	(272.2)	(29.2)	2,547.6	2,655.6	108.0	4.2
(+) Income tax and social contribution	(165.7)	(68.2)	97.5	(58.8)	(635.7)	(732.0)	(96.3)	15.1
Net Income	765.4	590.7	(174.7)	(22.8)	1,911.9	1,923.6	11.7	0.6
Earnings per share (R$)	1.12	0.86			2.80	2.81

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
	4Q12	4Q13	Chg. (R$)%		2012	2013	Chg. (R$)%
Net income	765.4	590.7	(174.7)	(22.8)	1,911.9	1,923.6	11.7	0.6
(+) Income tax and social contribution	165.7	68.2	(97.5)	(58.8)	635.7	732.0	96.3	15.1
(+) Net financial	(100.0)	183.4	283.4	(283.4)	295.7	483.2	187.5	63.4
(+) Other operating revenues/expenses	(9.5)	18.7	28.2	(296.8)	23.2	(3.3)	(26.5)	(114.2)
(=) Earnings before financial result (EBIT)*	821.6	861.0	39.4	4.8	2,866.5	3,135.5	269.0	9.4
(+) Depreciation and amortization	194.8	270.8	76.0	39.0	738.5	871.1	132.6	18.0
(=) Adjusted EBITDA **	1,016.4	1,131.8	115.4	11.4	3,605.0	4,006.6	401.6	11.1
(%) Adjusted EBITDA margin	34.2	36.5			33.6	35.4

(*) Earnings before interest, income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution (income federal taxes); (iii) financial result and (iv) other operating expenses, net.

In 2013, net operating revenue reached R$ 11.3 billion, a 5.4% growth compared to 2012.

Costs and expenses, including construction costs, increased 4.0%, from R$ 7.9 billion in 2012 to R$ 8.2 billion in 2013.

EBIT grew 9.4%, from R$ 2.9 billion in 2012 to R$ 3.1 billion in 2013.

Adjusted EBITDA increased 11.1%, from R$ 3.6 billion in 2012 to R$ 4.0 billion in 2013.

The adjusted EBITDA margin moved from 33.6% in 2012 to 35.4% in 2013. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 44.6% in 2013 (43.0% in 2012).

Net income grew 0.6%, from R$ 1.91 billion in 2012 to R$ 1.92 billion in 2013.

2. Gross operating revenue

Gross operating revenue from water and sewage grew from R$ 8.9 billion in 2012 to R$ 9.5 billion in 2013, an increase of R$ 613.3 million or 6.9%.

The main factors that led to this variation were:

•         Increase of 2.8% in the Company’s total billed volume (2.6% in water and 2.9% in sewage); and

•         Average effect of the 5.6% tariff adjustment.

The tariff adjustment in 2013 were:

•         Tariff adjustment of 5.15% since September 2012;

•         The tariff repositioning index of 2.35% applied since April 2013; and

•         Tariff adjustment of 3.1% since December 2013, whose impact will begin in January 2014.

3. Construction revenue

Construction revenue decreased R$ 19.7 million or 0.8%, when compared to 2012. There were no material variations in concession-related investments.

4. Billed volume

The following tables show the water and sewage billed volume, year-on-year and quarter-on-quarter, per customer category and region, with highlight to the volume of effluents to Aquapolo Ambiental for the production of reused water, which are now disclosed separately from reused water produced by Sabesp.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	4Q12	4Q13%		4Q12	4Q13%		4Q12	4Q13%
Residential	392.7	405.6	3.3	324.9	336.9	3.7	717.6	742.5	3.5
Commercial	44.0	44.8	1.8	40.8	41.8	2.5	84.8	86.6	2.1
Industrial	9.7	10.2	5.2	10.4	11.2	7.7	20.1	21.4	6.5
Public	13.7	13.9	1.5	10.7	10.9	1.9	24.4	24.8	1.6
Total retail	460.1	474.5	3.1	386.8	400.8	3.6	846.9	875.3	3.4
Wholesale	75.6	75.6	-	6.3	6.9	9.5	81.9	82.5	0.7
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Effluents	-	-	-	-	3.3	-	-	3.3	-
Total	535.8	550.2	2.7	393.1	411.0	4.6	928.9	961.2	3.5
	2012	2013	%	2012	2013	%	2012	2013	%
Residential	1,530.0	1,565.6	2.3	1,262.6	1,299.1	2.9	2,792.6	2,864.7	2.6
Commercial	172.8	175.4	1.5	160.5	163.4	1.8	333.3	338.8	1.7
Industrial	38.3	39.4	2.9	41.6	44.4	6.7	79.9	83.8	4.9
Public	54.8	54.6	(0.4)	42.5	42.5	-	97.3	97.1	(0.2)
Total retail	1,795.9	1,835.0	2.2	1,507.2	1,549.4	2.8	3,303.1	3,384.4	2.5
Wholesale	297.5	299.0	0.5	27.3	29.7	8.8	324.8	328.7	1.2
Reused water	0.4	0.4	-	-	-	-	0.4	0.4	-
Effluents	-	-	-	-	14.7	-	-	14.7	-
Total	2,093.8	2,134.4	1.9	1,534.5	1,593.8	3.9	3,628.3	3,728.2	2.8

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	4Q12	4Q13%		4Q12	4Q13%		4Q12	4Q13%
Metropolitan	301.8	310.3	2.8	256.9	264.7	3.0	558.7	575.0	2.9
Regional (2)	158.3	164.2	3.7	129.9	136.1	4.8	288.2	300.3	4.2
Total retail	460.1	474.5	3.1	386.8	400.8	3.6	846.9	875.3	3.4
Wholesale	75.6	75.6	-	6.3	6.9	9.5	81.9	82.5	0.7
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Effluents	-	-	-	-	3.3	-	-	3.3	-
Total	535.8	550.2	2.7	393.1	411.0	4.6	928.9	961.2	3.5
	2012	2013	%	2012	2013	%	2012	2013	%
Metropolitan	1,181.9	1,206.9	2.1	1,005.7	1,029.2	2.3	2,187.6	2,236.1	2.2
Regional (2)	614.0	628.1	2.3	501.5	520.2	3.7	1,115.5	1,148.3	2.9
Total retail	1,795.9	1,835.0	2.2	1,507.2	1,549.4	2.8	3,303.1	3,384.4	2.5
Wholesale	297.5	299.0	0.5	27.3	29.7	8.8	324.8	328.7	1.2
Reused water	0.4	0.4	-	-	-	-	0.4	0.4	-
Effluents	-	-	-	-	14.7	-	-	14.7	-
Total	2,093.8	2,134.4	1.9	1,534.5	1,593.8	3.9	3,628.3	3,728.2	2.8

(1) Unaudited
(2) Including coastal and interior region

5. Costs, administrative and selling expenses

In 2013, costs, administrative and selling expenses, grew 4.0% (R$ 317.9 million). Excluding construction costs, total costs and expenses grew 6.2%. As a percentage of net revenue, cost and expenses decreased from 73.2% in 2012 to 72.3% in 2013.

								R$ million
	4Q12	4Q13	Chg. (R$)%		2012	2013	Chg. (R$)%
Payroll and benefits	462.2	484.3	22.1	4.8	1,738.9	1,927.2	188.3	10.8
Supplies	52.0	51.0	(1.0)	(1.9)	181.8	193.4	11.6	6.4
Treatment supplies	42.3	57.1	14.8	35.0	177.5	240.7	63.2	35.6
Services	296.5	303.3	6.8	2.3	1,075.5	1,112.2	36.7	3.4
Electric power	147.2	141.9	(5.3)	(3.6)	590.0	552.9	(37.1)	(6.3)
General expenses	186.3	175.2	(11.1)	(6.0)	687.5	711.0	23.5	3.4
Tax expenses	11.5	12.5	1.0	8.7	68.3	75.6	7.3	10.7
Sub-total	1,198.0	1,225.3	27.3	2.3	4,519.5	4,813.0	293.5	6.5
Depreciation and amortziation	194.8	270.8	76.0	39.0	738.5	871.1	132.6	18.0
Credit write-offs	46.2	19.9	(26.3)	(56.9)	192.2	103.9	(88.3)	(45.9)
Sub-total	241.0	290.7	49.7	20.6	930.7	975.0	44.3	4.8
Costs and expenses	1,439.0	1,516.0	77.0	5.4	5,450.2	5,788.0	337.8	6.2
Construction costs	710.4	725.8	15.4	2.2	2,414.4	2,394.5	(19.9)	(0.8)
Costs, adm., selling and construction expenses	2,149.4	2,241.8	92.4	4.3	7,864.6	8,182.5	317.9	4.0
% of net revenue	72.3	72.3	-	-	73.2	72.3	-	-

5.1. Payroll and benefits

In 2013 payroll and benefits grew R$ 188.3 million or 10.8%, from R$ 1,738.9 million to R$ 1,927.2 million, due to the following:

•         6.17% increase in wages since May 2012 and of 8.0% since May 2013 related to the implementation of the Company’s new career and wage plan, with an impact of approximately R$ 125.0 million;

•         R$ 38.0 million upturn in the provision for the Defined Benefit Plan, arising from changes in actuarial assumptions; and

•         R$ 11.0 million increase in meal expenses, mainly due to the 13.6% adjustment on meal voucher in May 2013, settled in the collective bargaining agreement.

In 4Q13 payroll and benefits grew R$ 22.1 million or 4.8%, due to:

•         8.0% increase in wages since May 2013, with an impact of approximately R$ 26.9 million;

•         Provision for the Defined Benefit Plan in the amount of R$ 7.7 million, arising from changes in actuarial assumptions; and

•         R$ 4.6 million increase in meal expenses, mainly due to the 13.6% adjustment on meal voucher in May 2013, settled in the collective bargaining agreement.

The above-mentioned increases were partially offset by the R$ 15.6 million decrease, resulting from the increased adherence of employees who requested retirement and the approval of Law 12,506/11, which changes notice from 30 to 90 days in case of dismissal without cause in 2012.

5.2. Supplies

In 2013, expenses with supplies increased by R$ 11.6 million or 6.4%, when compared to the previous year, from R$ 181.8 million to R$ 193.4 million, mostly due to:

•         Preventive and corrective maintenance in several water and sewage systems, in the amount of R$ 5.2 million;

•         Acquisition of supplies for maintenance and renovation in several operating areas of the São Paulo Metropolitan Region, in the amount of R$ 2.1 million; and

•         Expenses with the upkeep of administrative facilities and properties, in the amount of R$ 2.5 million.

5.3. Treatment supplies

Treatment supplies expenses in 2013 were R$ 63.2 million or 35.6% higher than in 2012, from R$ 177.5 million to R$ 240.7 million. The main factors for this variation were:

•           Aluminum polychloride, a suitable product for high flows, in the amount R$ 13.8 million, essentially in the Guaraú Water Treatment Station (WTS) with an increase of 28.3% in consumption and an upturn of 47.5% in the average cost;

•         Iron sulfate in the amount of R$ 7.4 million, replacing aluminum polychloride and iron chloride at the Rodolfo Costa e Silva and Rio Grande WTS, for pricing conditions;

•         Hydrogen peroxide in the amount of R$ 7.0 million, as a result of the proliferation of algae and odor at the sewage pumping stations in the Baixada Santista region;

•         Sodium hypochlorite in the amount of R$ 6.4 million, as it was used gas to replace chlorine due to its increased efficiency and safety, used in untreated water in the Rio Grande WTS and several water treatment stations in the countryside and the coastal; and

•         Increase of R$ 12.6 million in the consumption of several products, such as: (i) odor neutralizer in the Lavapés and Itatiba Sewage Treatment Stations (STS), in the amount of R$ 4.1 million; (ii) lime resulting from the need for increased alkalinization in the Cubatão and Rodolfo Costa e Silva WTS, in the amount of R$ 3.8 million; (iii) aluminum sulfate, due to the decline in the quality of untreated water in the Taiaçupeba and Casa Grande WTS, in the amount of R$ 3.1 million;  and (iv) activated carbon, in the amount of R$ 1.6 million, due to watershed and climate conditions.

5.4. Services

In 2013 this item grew R$ 36.7 million or 3.4%, from R$ 1,075.5 million to R$ 1,112.2 million. The main factors were:

•         Paving services and replacement of sidewalks, maintenance in the water and sewage network connections, in the amount of R$ 21.0 million, mainly due to the intensification of services referring to the Global Sourcing contract, used at the Corporate Program for Reduction of Water Loss at the São Paulo Metropolitan Region;

•         Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 11.3 million;

•         Environmental compensation with beach recovery services, in the amount of R$ 9.4 million, due to the public-interest civil action in the cost area;

•         Hiring of consultancy, advisory and specialized services, with a R$ 7.3 million increase, mainly comprising: diagnosis of the first sewage connection, dissemination of the Se Liga na Rede (“Connect to the Network”) program, streamlining of the sewage collection system of the sewersheds and implementation of a new technology to supply consumers in the São Paulo Metropolitan Region;

•         Expenses with risk contracts for credit recovery, in the amount of R$ 6.9 million. As a result of these contracts, collection initiatives generated an increase of R$ 89.3 million in revenue in 2013;

•         Maintenance of properties and facilities, in the amount of R$ 6.4 million;

•         Maintenance of software, in the amount of R$ 6.4 million;

•         Property cleaning and security, in the amount of R$ 5.5 million, due to the expansion of the monitored areas (Reservoirs. WTSs and STSs);

•         Sludge transportation and disposal in the amount of R$ 5.0 million; and

•         Hydrometer reading and bill delivery expenses in the amount of R$ 4.8 million, as a result of the new contracts with services expansion, such as: property inspections, service requests, analysis of outstanding debt and revision of bills.

Services recorded the following decreases:

•         Advertising campaigns in the amount of R$ 29.4 million; and

•         Revision of provision in the amount of R$ 20.5 million, due to the end of the agreement settled with the São Paulo Municipal Government.

5.5. Electric power

This item decreased R$ 37.1 million, or 6.3%, from R$ 590.0 million in 2012 to R$ 552.9 million in 2013, mainly due to the average decrease of 55.1% in the Tariff for the Use of Distribution System (TUSD), as a consequence of Provisional Presidential Decree 579/12 and Law 12,783/13. The reduction in TUSD was partially offset by the average increase of 5.6% in the free market tariffs and the higher consumption in 2013.

5.6. General expenses

General expenses grew by R$ 23.5 million or 3.4%, from R$ 687.5 million in 2012 to R$ 711.0 million in 2013, due to the following:

•         R$ 21.2 million in expropriation expenses, chiefly due to the fulfillment of the commitments to the municipality of Paraguaçu Paulista; and

•         R$ 20.5 million in provision related to the transfer to the municipal fund, pursuant to the Service Agreement with the São Paulo Municipal Government, as a result of the increase in revenues.

The increases mentioned above were partially offset by the R$ 14.2 million decrease in expenses for lawsuits.

5.7. Depreciation and amortization

Depreciation and amortization increased R$ 132.6 million or 18.0%, from R$ 738.5 million in 2012 to R$ 871.1 million in 2013, due to the transfer of works to the operating intangible asset, in the amount of R$ 1.5 billion.

5.8. Credit write-offs

Credit write-offs decreased R$ 88.3 million, from R$ 192.2 million in 2012 to R$ 103.9 million in 2013, chiefly due to:

•         Additional provision held in 2012, in the amount of R$ 49.5 million, for overdue agreements with private clients (R$ 14.4 million) and public state entities (R$ 35.1 million); and

•         Higher recoveries, through agreements for payment in installments, with an increase of R$ 39.5 million.

5.9. Tax expenses

In 2013, there was an increase of R$ 7.3 million or 10.7%, chiefly due to ARSESP’s Regulation, Control and Inspection Fee, following the upturn in Net Operating Revenue.

6. Other operating revenues and expenses

6.1. Other operating revenues

Recorded a R$ 11.4 million decrease, mainly due to an upturn in imposed fines, supplier guarantees and the selling of obsolete assets in 2012.

6.2. Other operating expenses

R$ 37.4 million decrease, as a result of the provision for losses regarding the indemnification of the assets related to the concession in the municipality of Diadema, recognized in 2012, in the amount of R$ 60.3 million. This decrease was offset by the R$ 17.8 million increase in the write-off of assets, due to the replacement of old water and sewage connections with new ones.

7. Net financial

				R$ million
	2012	2013	Var.	%
Financial expenses, net of revenues	(247.5)	(200.9)	46.6	(18.8)
Net monetary variation	(48.2)	(282.3)	(234.1)	485.7
Net financial	(295.7)	(483.2)	(187.5)	63.4

7.1. Financial revenues and expenses

				R$ million
	2012	2013	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	(304.7)	(294.7)	10.0	(3.3)
Interest and charges on international loans and financing	(87.8)	(84.6)	3.2	(3.6)
Other financial expenses	(121.6)	(122.5)	(0.9)	0.7
Total financial expenses	(514.1)	(501.8)	12.3	(2.4)
Financial revenues	266.6	300.9	34.3	12.9
Financial expenses net of revenues	(247.5)	(200.9)	46.6	(18.8)

7.1.1. Financial expenses

Financial expenses dropped R$ 12.3 million or 2.4%. The main reason was the decrease in interest and charges on domestic loans and financing, in the amount of R$ 10.0 million, mainly due to: (i) the amortization of the Banco do Brasil loan in 2013, in the amount of R$ 380.4 million; and (ii) the reduction in the interest spread resulting from the debt swap for the 17th debenture issue in February 2013 and the early settlement of the balance of the 11th debenture issue in March 2013.

7.1.2. Financial revenues

Financial revenues increased by R$ 34.3 million or 12.9%, due to: (i) interest over installment agreements; and (ii) interest recognized between the issue and subscription dates of the 17th and 18th debentures.

7.2. Net monetary variation

				R$ million
	2012	2013	Var.	%
Monetary variation on loans and financing	(34.6)	(72.7)	(38.1)	110.1
Currency exchange variation on loans and financing	(50.5)	(267.8)	(217.3)	430.3
Other monetary/exchange rate variations	(29.6)	(28.4)	1.2	(4.1)
Monetary variation on liabilities	(114.7)	(368.9)	(254.2)	221.6
Monetary variation on assets	66.5	86.6	20.1	30.2
Net monetary variation	(48.2)	(282.3)	(234.1)	485.7

7.2.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 2013 was R$ 254.2 million or 221.6% higher than in 2012, specially:

•         Increase of R$ 217.3 million in expenses of exchange rate variation over loans and financing, mainly deriving from  the higher appreciation of the US Dollar versus Brazilian Real in 2013 of 14.6%, when compared to the 8.9% appreciation in 2012; partially offset by the depreciation of the Japanese Yen versus Brazilian Real of 5.9% in 2013, compared to a 2.4% depreciation in 2012; and

•         R$ 38.1 million increase in monetary variation expenses over domestic loans and financing, as a result of the 17th and 18th debenture issue, in February and December 2013, respectively.

7.2.2. Monetary variation on assets

Monetary variation on assets increased by R$ 20.1 million, chiefly due to inflation adjustment on installments agreements held in 2013.

8. Income tax and social contribution

Income tax and social contribution expenses increased by R$ 96.3 million, due to increase in the taxable income  in the period.

9. Indicators

9.1. Operating

The water loss ratio continued falling and closed 2013 at 24.4%. In regard of the use of water resources, it is important to stress the decline in real losses (water physically lost, which corresponds to around 65% of the micromeasurement loss ratio), from 22.2% to 20.3% from December 2008 to December 2013. Since 2009, the Corporate Program for Reduction of Water Losses, designed to achieve a billing water loss ratio of 18% in 2020, had received R$ 1.5 billion in investments since 2009 out of the planned amount of R$ 5.9 billion by 2020. In 2013 alone, the Company invested R$ 424 million.

Production volume edged down by 0.2% despite the 1.7% increase in the population served.

Operating indicators*	2012	2013	%
Water connections (1)	7,679	7,888	2.7
Sewage connections (1)	6,128	6,340	3.5
Population directly served - water (2)	24.2	24.6	1.7
Population directly served - sewage (2)	21.0	21.5	2.4
Number of employees	15,019	15,015	(0.0)
Water volume produced (3)	3,059	3,053	(0.2)
Water losses (%)	25.7	24.4	(5.1)

(1)      Total connections, active and inactive, in thousand units at the end of the period

(2)     In million inhabitants, at the end of the period. Not including wholesale

(3)     In millions of cubic meters at the end of the period

(*)     Unaudited

9.2. Financial

Economic Indexes* (year end)	2012	2013
Amplified Consumer Price Index (IPCA)	0.79%	0.92%
Referential Rate (TR)	-	0.0494
Interbank Deposit Certificate (CDI)	6.90%	9.77%
US DOLAR (R$)	2.0435	2.3426
YEN (R$)	0.0237	0.0223

(*)     Unaudited

10. Loans and financing

At the end of 2013, the Company’s total debt came to approximately R$ 9.5 billion, 39.1% of which denominated in foreign currency. Most of the debt denominated in foreign currency was taken out with international financing institutions, with long maturity terms, amortization schedule diluted in time and low interest rates.

Sabesp uses its own and third-party funds to finance its investment plan, and most of the Company’s debt (60.2%) was contracted with official national and international government agencies and multilateral organisms at a low cost and with long terms. Funds are also raised in the national and international capital market, preferably to manage debt.

Regarding funding for capex, in December 2013, as part of Selection 2012-2013 of the Ministry of Cities, we entered into an agreement totaling R$ 415 million to expand catchment and operating capacity at the Guaraú Water Treatment Station and to implement the R3 Tunnel Reservoir of the same WTS, part of the  the Metropolitan Water Program. The total term for this contract is up to 144 months, with a grace period of 36 months and yielding the TJLP long-term interest rate + 1.66 p.a.

								R$ million
INSTITUTION	2014	2015	2016	2017	2018	2019	2020 and onwards	Total
Local market
Banco do Brasil	100.5	-	-	-	-	-	-	100.5
Caixa Econômica Federal	83.3	61.9	61.7	64.7	68.4	72.5	630.7	1,043.2
Debentures	-	594.3	236.5	257.2	431.5	494.5	493.7	2,507.7
Debentures BNDES	57.3	73.4	73.4	73.4	73.4	73.3	123.8	548.0
Debentures FI FGTS	22.7	45.4	45.5	45.5	45.5	45.5	250.0	500.1
BNDES	47.2	49.4	56.0	58.1	58.1	58.1	226.2	553.1
Others	0.5	0.6	0.6	0.7	0.5	-	382.5	385.4
Interest and charges	113.5	-	-	-	-	-	-	113.5
Local market total	425.0	825.0	473.7	499.6	677.4	743.9	2,106.9	5,751.5
International market
BID	89.4	89.3	89.4	112.9	54.1	54.1	618.8	1,108.0
BIRD	-	-	-	-	-	2.9	84.2	87.1
Eurobonds	-	-	327.6	-	-	-	813.7	1,141.3
JICA	48.9	48.9	48.9	49.1	49.4	56.7	623.4	925.3
BID 1983AB	56.1	56.1	56.1	56.1	55.8	41.5	93.6	415.3
Interest and charges	21.6	-	-	-	-	-	-	21.6
International market total	216.0	194.3	522.0	218.1	159.3	155.2	2,233.7	3,698.6
Total	641.0	1,019.3	995.7	717.7	836.7	899.1	4,340.6	9,450.1

Amortization schedule

11. CAPEX

In 2013, Capex totaled R$ 2.7 billion, of which R$ 1.6 billion in São Paulo metropolitan region and R$ 1.1 billion in the Regional Systems; R$ 1.1 billion for water supply and R$ 1.6 billion for sewage, as follows:

			R$ million
Capex by segment	Water	Sewage	Total
Metropolitan Region	652.4	977.3	1,629.7
Regional Systems	451.3	635.0	1,086.3
Total	1,103.7	1,612.3	2,716.0

The Company plans to invest R$ 12.8 billion between 2014 and 2018. R$ 3.9 billion of which in water and R$ 6.3 billion in sewage.

Investment Program 2014 – 2018: R$ 12.8 billion

						R$ million
	2014	2015	2016	2017	2018	Total
Water Supply	1,139	1,129	1,087	956	974	5,284
Sewage Collection	1,092	1,069	889	893	1,107	5,051
Sewage Treatment	411	478	553	647	339	2,428
Total	2,642	2,676	2,529	2,496	2,420	12,763

12. Conference calls

In Portuguese

March 31, 2014

10:30 am (Brasília) / 9:30 am (US EST)

Dial in: 55 (11) 2188-0155

Conference ID: Sabesp

Replay available for 7 days

Dial in: 55 (11) 2188-0155

Replay ID: Sabesp

Click here to access the webcast

In English

March 31, 2014

2:00 pm (Brasília) / 1:00 pm (US EST)

Dial in: 1 (412) 317-6776

Conference ID: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Replay ID: 10042913

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)		R$ '000
	2013	2012
Gross Operating Revenue	11,984,756	11,391,219
Water Supply - Retail	4,972,870	4,652,119
Water Supply - Wholesale	208,651	187,419
Sewage Collection and Treatment	4,187,274	3,901,435
Sewage Collection and Treatment - Wholesale	26,137	23,758
Construction Revenue - Water	1,011,412	1,053,543
Construction Revenue - Sewage	1,433,323	1,410,939
Other Services	145,089	162,006
Taxes on Sales and Services - COFINS and PASEP	(669,189)	(653,588)
Net Operating Revenue	11,315,567	10,737,631
Operating Costs	(6,816,263)	(6,449,951)
Gross Profit	4,499,304	4,287,680
Operating Expenses
Selling	(637,103)	(697,252)
Administrative	(729,117)	(717,377)
Other operating revenue (expenses), net	3,296	(23,175)
Operating Income Before Shareholdings	3,136,380	2,849,876
Equity Result	2,465	(6,532)
Earnings Before Financial Results, net	3,138,845	2,843,344
Financial, net	(216,800)	(245,101)
Exchange gain (loss), net	(266,446)	(50,571)
Earnings before Income Tax and Social Contribution	2,655,599	2,547,672
Income Tax and Social Contribution
Current	(742,578)	(593,743)
Deferred	10,538	(42,029)
Net Income (loss) for the period	1,923,559	1,911,900
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	2.81	2.80
Depreciation and Amortization	(871,073)	(738,525)
Adjusted EBITDA	4,006,622	3,605,044
% over net revenue	35.4%	33.6%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/2013	12/31/2012 Restated
Current
Cash and Cash Equivalents	1,782,001	1,915,974
Accounts Receivable from Clients	1,120,053	1,038,945
Related Party Balance	134,855	109,273
Inventory	58,401	53,028
Restricted cash	10,333	64,977
Recoverable Taxes	87,405	118,421
Other Receivables	61,039	29,980
Total Current Assets	3,254,087	3,330,598
Non-Current
Accounts Receivable from Clients	395,512	335,687
Related Party Balance	130,457	153,098
Judicial Deposits	54,827	53,158
Deferred income tax and social contribution	114,030	145,302
National Water Agencie - ANA	107,003	108,099
Other Receivables	94,952	111,047
	896,781	906,391
Investments	23,660	20,826
Investment properties	54,039	54,046
Intangible Assets	23,846,231	21,967,526
Permanent Assets	199,496	196,710
	24,123,426	22,239,108
Total Non-Current Assets	25,020,207	23,145,499
Total Assets	28,274,294	26,476,097
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2013	12/31/2012
Current
Contractors and Suppliers	275,051	295,392
long term loans	640,940	1,342,594
Salaries and Payroll Charges	314,926	267,332
Other taxes and contributions payable	115,382	152,710
Interest on Own Capital Payable	456,975	414,355
Provisions	631,374	565,083
Services payable	323,208	389,091
Public private partnership	20,241	24,357
Contracts agreementes payables	77,360	148,220
Other payables	116,924	159,055
Total Current Liabilities	2,972,381	3,758,189
Non-Current
Loans and Financing	8,809,134	7,532,661
Deferred Cofins/Pasep taxes	129,849	123,731
Provisions	549,008	624,071
Pension Plan Obligations	2,327,016	2,592,550
Public private partnership	322,267	331,960
Contracts agreementes payables	88,678	87,407
Other Payables	145,160	168,766
Total Non Current Liabilities	12,371,112	11,461,146
Shareholders' Equity
Capital Stock	6,203,688	6,203,688
Capital Reserves	124,255	124,255
Income reserve and accrued earnings	6,736,389	5,387,634
Other comprehensive income	(133,531)	(458,815)
Total Shareholders' Equity	12,930,801	11,256,762
Total Liabilities and Shareholders' Equity	28,274,294	26,476,097

Cash Flow

Brazilian Corporate Law		R$ '000
Description	2013	2012
Cash flow from operating activities:
Earnings before income tax and social contribution	2,655,599	2,547,672
Depreciation and Amortization	871,073	738,525
Losses from the sale of fixed and intangible assets	28,498	12,059
Provisions for bad debt	103,864	192,236
Provision and provisions monetary variation	202,730	201,196
Interest calculated over loans and financing payable	390,039	404,196
Monetary and exchange variation over loans and financing	340,492	85,122
Variation on liabilities and interest	18,401	24,553
Variation on assets and interest	(7,671)	(12,862)
Financial charges from clients	(234,138)	(171,481)
Fair value margin on intangible assets from	(50,248)	(50,072)
Provision for the conduct adjustment agreement (TAC)	22,518	57,332
Indemnities receivables	-	60,295
Equity result	(2,465)	6,532
São Paulo municipal goverment transfers	3,168	2,466
Provision for Sabesprev Mais	9,167	5,728
Pension plan obligations	260,003	213,747
Other write-offs	(33,576)	34,772
Adjusted net income (generated by operating activities)	4,577,454	4,352,016
Variation on Assets and Liabilities	(600,027)	(858,428)
(Increase) decrease in assets:
Accounts receivable from clients	(11,515)	56,003
Balances and transactions with related parties	5,586	60,450
Inventories	(6,133)	(8,858)
Recoverable Taxes	31,016	(29,758)
Judicial deposits	(1,669)	1,020
Other accounts receivable	(13,868)	(77,613)
Increase (decrease) in liabilities:
Contractors and suppliers	(15,454)	(16,898)
Payment for services	(65,883)	5,975
Salaries and payroll charges	47,594	(33,502)
Other taxes and contributions payable	(146,664)	(47,800)
Defered COFINS/PASEP Taxes	6,118	9,625
Provisions	(211,502)	(583,871)
Pension plan obligations	(158,442)	(140,115)
Other accounts payable	(59,211)	(53,086)
Others	(1,200,245)	(1,150,347)
Interest paid	(533,362)	(589,189)
Income tax and contribution paid	(666,883)	(561,158)
Net cash generated from operating activities	2,777,182	2,343,241
Cash flow from investing activities:
Acquisition of intangible assets	(2,305,031)	(2,008,699)
Acquisition of property, plant and equipment	(30,743)	(17,377)
Increase in investment	(369)	(5,372)
Restricted cash	54,644	34,752
Net cash used in investing activities	(2,281,499)	(1,996,696)
Cash flow from financing activities
Funding	1,779,529	1,620,852
Amortizations	(1,780,673)	(1,518,240)
Payment of interest on own capital	(498,669)	(578,705)
Public and private partnership	(13,809)	(40,285)
Program contracts payables	(116,034)	(56,272)
Net cash generated (invested) at financing activities	(629,656)	(572,650)
Increase (decrease) in cash and equivalents	(133,973)	(226,105)
Cash and cash equivalents at the beginning of the period	1,915,974	2,142,079
Cash and cash equivalents at the end of the period	1,782,001	1,915,974
Changes in Cash and Cash Equivalents	(133,973)	(226,105)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 10, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.